# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProMIS Neurosciences Inc., CIK 0001374339
CUSIP: 74346M406
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 1920 YONGE STREET, SUITE 200, TORONTO, Ontario Canada (A6), M4S 3E2
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-109248
Filed by CIK 0002038058

## Reporting persons
- Shaf QIC LLC: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); sole voting power 10,534,639; shared voting power 0; sole dispositive power 10,534,639; shared dispositive power 0; aggregate amount beneficially owned 10,534,639 (10.01% of the class)
  Comment: Consists of (i) 5,184,760 Common Shares, no par value per share (the "Common Shares") and (ii) 5,349,879 Common Shares issuable upon exercise of warrants, none of which are currently exercisable. The reported warrants contain provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining greater than 9.99% of the Issuer's Common Shares (the "Beneficial Ownership Blocker"). However, the amounts reported in rows (5), (7) and (9) herein represent the number of Common Shares issuable upon exercise of the warrants in full, and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Common Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9). The percent of class was calculated based upon 51,806,497 Common Shares of the Issuer outstanding as of July 31, 2025, as reported by the Issuer on July 31, 2025.
- Jonathan Shafmaster: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,534,639; shared voting power 0; sole dispositive power 10,534,639; shared dispositive power 0; aggregate amount beneficially owned 10,534,639 (10.01% of the class)
  Comment: Consists of (i) 5,184,760 Common Shares and (ii) 5,349,879 Common Shares issuable upon exercise of warrants, none of which are currently exercisable. The reported warrants contain provisions preventing their exercise to the extent that such exercise would result in the holder (together with its affiliates) obtaining the Beneficial Ownership Blocker. However, the amounts reported in rows (5), (7) and (9) herein represent the number of Common Shares issuable upon exercise of the warrants in full, and do not give effect to the Beneficial Ownership Blocker. Therefore, the actual number of Common Shares beneficially owned by the Reporting Persons, after giving effect to the Beneficial Ownership Blocker, is less than the number of shares reported in rows (5), (7) and (9). The percent of class was calculated based upon 51,806,497 Common Shares of the Issuer outstanding as of July 31, 2025, as reported by the Issuer on July 31, 2025.

## Item 1. Issuer
Name of issuer: ProMIS Neurosciences Inc.
Address of issuer's principal executive offices: 1920 YONGE STREET SUITE 200 TORONTO, A6, M4S 3E2

## Item 2. Person Filing
Name of person filing: Shaf QIC LLC
Address of principal business office or, if none, residence: 158 SHATTUCK WAY, NEWINGTON, NH, 03801
Citizenship: New Hampshire

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G regarding ownership as of the date of this filing is incorporated herein by reference.
Percent of class: 10.01%
Sole power to vote or to direct the vote: 10,534,639
Sole power to dispose or to direct the disposition: 10,534,639

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Shaf QIC LLC: /s/ Jonathan Shafmaster, Manager (07/31/2025)
- Jonathan Shafmaster: /s/ Jonathan Shafmaster, Jonathan Shafmaster (07/31/2025)